Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2011	2010	2009	2008	2007
Income before income taxes	$2,235	$1,749	$1,602	$993	$1,289
Fixed charges	178	157	160	128	109

Total earnings	$2,413	$1,906	$1,762	$1,121	$1,398

Interest charged to expense	$109	$105	$106	$80	$69
One-third of rent expense	69	52	54	48	40

Total fixed charges	$178	$157	$160	$128	$109

Ratio of earnings to fixed charges (1)(2)	13.6x	12.1x	11.0x	8.8x	12.8x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses, and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.